Mail Stop 03-08


								May 9, 2005


By Facsimile and U.S. Mail

Mr. Sal Perisano
Chairman of the Board and Chief Executive Officer iParty Corporation
270 Bridge Street, Suite 301
Dedham, MA 02026

	RE:	Form 10-K for the fiscal year ended December 25, 2004
		File Date: March 25, 2005
		File No. 001-15611


Dear Mr. Perisano:

	We have reviewed your responses contained in the letter dated April 29, 2005 and upon reviewing those responses issue the following comment.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 25, 2004

Notes to Consolidated Financial Statements

Note 6. Income Taxes, page F-13
1. We read your response to prior comment number 7.  You indicate in
the Overview section of your MD&A that you believe that all of the accomplishments that you discuss throughout the Overview section have positioned you for continued success.  In addition, the tone of the
Overview section is overwhelming positive despite the significant negative evidence you cite in your response to comment 7. In future filings in addition to providing increased disclosure of the change
in income taxes and the related valuation allowance in your discussion of results of operations please provide a balanced discussion in the Overview section of the positive and negative factors that have impacted your company for the historical periods presented. If you provide forward looking disclosure ensure that it includes both positive and negative evidence concerning future results. Your quarterly reports and related earnings releases should be similarly revised. In particular, at a minimum, we believe you should disclose in the Overview section that you expect your operating profit margins to continue to be less than 2% of revenues for the next several years, that you do not expect to utilize your $23 million NOL carry forward and that you expect your business to continue to be dependent on a single season, Halloween, for a significant amount of annual sales and profitability.
*******



      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

   If you have any questions regarding this comment, please direct them to Staff Accountant David DiGiacomo at (202) 551-3319. Any other questions may be directed to me at (202) 551-3843.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief



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Mr. Sal Perisano
Chief Executive Officer
iParty Corp.
May 9, 2005
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